UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

This announcement is not for release, publication or distribution (directly or indirectly) in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be a public offering of securities in the United States.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse Group AG executes capital increase by way of share placement and announces the final terms of the rights offering

Zurich, November 24, 2022 – Credit Suisse Group AG executes the capital increase by way of share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds for Credit Suisse Group AG of CHF 1.76 billion and announces the final terms of the fully underwritten rights offering with expected gross proceeds for Credit Suisse Group AG of CHF 2.24 billion. Credit Suisse Group AG's total gross proceeds from both transactions are expected to amount to approximately CHF 4.0 billion.

On November 24, 2022, Credit Suisse Group AG executed the capital increase and issued 462,041,884 new shares with a nominal value of CHF 0.04 each through an ordinary capital increase by way of a share placement to qualified investors. The number of issued shares of Credit Suisse Group AG thus increased to 3,112,789,604. The nominal share capital of Credit Suisse Group AG rose by CHF 18,481,675.36 from CHF 106,029,908.80 to CHF 124,511,584.16 as a result of this capital increase.

As previously announced, the reference price for the share capital increases is CHF 4.07, corresponding to the volume weighted average price of the shares of Credit Suisse Group AG traded on SIX Swiss Exchange on October 27 and October 28, 2022. A number of qualified investors purchased the newly issued shares, which were offered by way of share placement. The purchase price agreed with the qualified investors was CHF 3.82 per share, corresponding to 94% of the reference price. The gross proceeds of this share placement for Credit Suisse Group AG amount to CHF 1.76 billion.

The new shares issued in connection with the share placement will be listed and admitted for trading on SIX Swiss Exchange and will be delivered to the qualified investors against payment of the purchase price as of November 25, 2022. In connection with the share placement, 307,591,623 new shares were issued to and purchased by Saudi National Bank (SNB), resulting in a shareholding of 9.9% of Credit Suisse Group AG. SNB as well as the other qualified investors have committed to not sell the new shares acquired by them until at least after the settlement date of the subsequent rights offering, and to exercise all the rights that will be allocated to the purchased shares in that rights offering.

At the Extraordinary General Meeting of November 23, 2022 – as already announced – the shareholders of Credit Suisse Group AG also approved the implementation of a second ordinary capital increase by way of rights offering. Under the final terms of the rights offering, Credit Suisse Group AG intends to issue 889,368,458 new shares with a par value of CHF 0.04 each. Shareholders of Credit Suisse Group AG will be allotted one pre-emptive subscription right for each share they hold on November 25, 2022 (after close of trading). Seven pre-emptive subscription rights entitle their holder – subject to certain restrictions under applicable local laws – to purchase two new shares at the offer price of CHF 2.52 per share, in line with the previously published approximate discount to the theoretical ex-rights price (TERP) of 32% to the reference price. This is expected to result in gross proceeds from the fully underwritten rights offering for Credit Suisse Group AG of approximately CHF 2.24 billion.

The pre-emptive subscription rights are expected to be traded on SIX Swiss Exchange from November 28 to December 6, 2022. The exercise period for the pre-emptive subscription rights is expected to be from November

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Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

28 to December 8, 2022, 12:00 noon (CET). The listing and the first day of trading of the new shares on SIX Swiss Exchange, as well as the delivery of the new shares against payment of the offer price, are expected to take place on December 9, 2022.

The gross proceeds from both transactions for Credit Suisse Group AG are expected to amount to approximately CHF 4.0 billion. The approved increase in share capital is expected to increase Credit Suisse’s CET1 ratio and support its strategic transformation.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important note
This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document may qualify as advertisement under the Swiss Federal Act on Financial Services (“FinSA”) but is not a prospectus nor a key information document pursuant to the FinSA, nor does it qualify as a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The Securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the Securities in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only addressed to and directed at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended, as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018 (the “U.K. Prospectus Regulation”). In addition, this document is being distributed to, and is only directed at, qualified investors (i) who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons, together with “qualified investors” within the meaning of Article 2(e) of the U.K. Prospectus Regulation, being referred to as “relevant persons”). This announcement and the information contained herein must not be acted on or relied upon in the United Kingdom, by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons.

The information contained herein does not constitute an offer of securities to the public in any member state of the European Economic Area (the “EEA”) (each a “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Member State. This document is only addressed to and is only directed at persons in Member States who are “qualified investors” (“Qualified Investors”) within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (such Regulation, together with any applicable implementing measures in the relevant home Member State under such Regulation, the “Prospectus Regulation”). The information contained herein must not be acted on or relied upon in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is

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Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

only available to, and any invitation, offer or agreement to purchase, subscribe or otherwise acquire the same will be engaged in only with, Qualified Investors. For the purpose of this paragraph, the expression “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable the investor to decide to purchase or subscribe for the securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any amendments and relevant delegated regulations thereto.

Statement regarding capital, liquidity and leverage
Credit Suisse Group AG is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse Group AG has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪ our plans, targets or goals;
▪ our future economic performance or prospects;
▪ the potential effect on our future performance of certain contingencies; and
▪ assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
▪ the ability to maintain sufficient liquidity and access capital markets;
▪ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
▪ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
▪ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
▪ the extent of outflows of assets or future net new asset generation across our divisions;
▪ our ability to improve our risk management procedures and policies and hedging strategies;
▪ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
▪ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
▪ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
• the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
• adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
• the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
• our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
• our ability to successfully implement the divestment of any non-core business;
• the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
• the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
• the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
• the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;

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Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

▪ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
▪ political, social and environmental developments, including climate change;
▪ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪ operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
▪ the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
▪ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪ the potential effects of changes in our legal entity structure;
▪ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪ the ability to retain and recruit qualified personnel;
▪ the ability to protect our reputation and promote our brand;
▪ the ability to increase market share and control expenses;
▪ technological changes instituted by us, our counterparties or competitors;
▪ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Stabilization Legend
Stabilization/ICMA.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: November 25, 2022		Vice President